TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

Tel: +852 2153-3957

Via Edgar

Securities and Exchange Commission	January 27, 2023
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re:	TROOPS, Inc. (the “Company”) Registration Statement on Form F-1 Filed September 2, 2021 File No. 333-259261

Ladies and Gentlemen:

TROOPS, Inc. (the "Registrant") filed the above-referenced registration statement on Form F-1 (the "Registration Statement") on September 2, 2021, as amended. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

If you have any questions about this withdrawal request, please contact Lawrence Venick at +852.3923.1111.

Sincerely,

/s/ Raleigh Siu Lau
By:	Raleigh Siu Lau
Title:	President and Chief Executive Officer